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High Tide Unites Wholesale Businesses Under Valiant Distribution and Appoints Vahan Ajamian as Vice President, Capital Markets

Calgary, AB, November 3, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, is pleased to announce that, effective November 1, 2020, the Company has combined its wholesale businesses, RGR Canada and Famous Brandz, under the Valiant Distribution (“Valiant”) brand in Canada and the United States. Valiant will continue developing licensed accessories in collaboration with celebrity and studio brands under the Famous Brandz banner while also delivering the Company’s best-selling proprietary brands to market.

The development of the Valiant brand and streamlining of High Tide’s wholesale segment began last year, subsequent to the Company establishing a warehouse in Las Vegas, Nevada for the distribution of cannabis accessories. “Uniting these businesses is the next step in High Tide’s strategy for expanding the wholesale footprint of our brands internationally. By streamlining our wholesale channel, we can leverage our supply chain to maximize relationships with vendors and our network of retail partners across Canada, the United States and Europe,” said Raj Grover, President & CEO of High Tide. “Valiant is well positioned in Nevada to continue expanding across the United States and we also expect to begin serving wholesale accounts through High Tide’s Amsterdam-based warehouse in the near term,” added Mr. Grover.

Representing the wholesale core of High Tide’s business since 2013, RGR Canada has grown to become a high-quality and innovative designer and distributor of proprietary cannabis accessories featuring best-selling brands like Dopezilla, Famous Design, Puff Puff Pass and Vodka Glass. Founded in 2016, Famous Brandz is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including but not limited to Snoop Dogg, Paramount Pictures, Lions Gate, and Guns N’ Roses. RGR Canada’s and Famous Brandz’ products will continue to be sold to wholesalers and retailers around the world by Valiant.

Separately, the Company is pleased to appoint Vahan Ajamian to the position of Vice President, Capital Markets. Mr. Ajamian joins High Tide after nearly 20 years of financial experience featuring five years of industry experience as one of the first analysts to cover the sector for Beacon Securities. His expert opinions have been frequently quoted by media outlets like CBC, Marijuana Business Daily and BNNBloomberg. Vahan was also named one of the “Rising Stars” in the cannabis investment community by Business Insider for his equity research and analysis. “I am extremely pleased to welcome Vahan to our team, solidifying our capital markets strategy and reach through his wealth of experience in the sector. Vahan’s appointment will strengthen communication with the investor community as we continue to expand internationally,” said Mr. Grover.

“Over the last decade High Tide has demonstrated the ability to execute on its goals, positioning itself as a leader in the cannabis industry. I am very excited to join the leadership team as we continue to set and achieve new milestones,” added Mr. Ajamian.

About High Tide

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta, and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including e-commerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its distribution divisions RGR Canada and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.